EXHIBIT 21

LIST OF SUBSIDIARIES

Name of 100% Owned Subsidiaries and Jurisdiction in Which Organized

1.	FEI Technologies Inc. (Oregon) (established January 2007)
2.	FEI Electron Optics International B.V. (Netherlands)
3.	FEI Deutschland GmbH (Germany)
4.	FEI Company Japan Ltd. (Japan)
5.	FEI Trading (Shanghai) Co. Ltd. (China)
6.	FEI Czech Republic s.r.o. (Czech Republic)
7.	FEI Hong Kong Co. Ltd. (Hong Kong)
8.	FEI Company of U.S.A. (SE Asia) P.t.e. Ltd. (Singapore)
9.	FEI Italia S.r.l. (Italy)
10.	FEI Electron Optics B.V. (Netherlands)
11.	FEI France SAS (France)
12.	FEI Europe B.V. (Netherlands)
13.	FEI UK Ltd. (United Kingdom)
14.	FEI Systems Canada Inc. (Canada)
15.	FEI Europe Ltd. (United Kingdom)

Name of Subsidiaries less than 100% Owned

1.	Charged Particle Beam Technology Latin America S.A. de C.V. (Mexico)
2.	FEI Systems (Thailand) Company, Limited (Thailand)